May 18, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief

Jessica Dickerson, Staff Attorney

Re:	GreenHunter Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 18, 2012

File No. 333-178386

Ladies and Gentlemen,

On behalf of GreenHunter Energy, Inc. (the “Company”), set forth below are the Company’s responses to Staff comments made by letter dated January 30, 2012 (the “Comment Letter”), in connection with the filing of Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed January 18, 2012 (Registration No. 333-178386) (the “S-1”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

1.	General

Please amend your registration statement to include the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2011. Refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Company Response: The Company has made this change in its Amendment No. 2 to the S-1.

2.	Outside Front Cover Page of the Prospectus

Please disclose the trading symbol for your common stock.

Company Response: The Company has made this change in its Amendment No. 2 to the S-1.

3.	Capitalization, page 24

Please revise the capitalization table so that it does not reflect the receipt or application of offering proceeds.

Company Response: The Company has made this change in its Amendment No. 2 to the S-1.

1048 TEXAN TRAIL ¿ GRAPEVINE, TX 76051¿ OFFICE 972-410-1044 ¿ FAX 972-410-1066

4.	Information Incorporated by Reference, page 81

Please note that if you elect to incorporate information by reference, you must specifically incorporate by reference into the prospectus your latest annual report on Form 10-K. You must also specifically incorporate by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since the end of the fiscal year covered by the annual report incorporated by reference. Otherwise, you must include all of the Form S-1 information in the registration statement. Refer to Item 12 of Form S-1, and amend your registration statement accordingly.

Company Response: The Company has determined that it will not incorporate by reference required information into the S-1, has removed such references, and accordingly, has otherwise included all Form S-1 information required.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (463) 293-2641.

Sincerely,

GreenHunter Energy, Inc.

/s/ Morgan F. Johnston

Morgan F. Johnston Senior

Vice President, General Counsel, and Secretary